PHYSICAL PROPERTY HOLDINGS INC.
23/F A1A Tower
No. 183 Electric Road, North Point
Hong Kong, People’s Republic of China

September 12, 2008

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Mail Stop 4561
Washington, D. C. 20549-7010

ATTN:        Jaime G. John
Staff Accountant

Re:              Physical Property Holdings Inc.
Form 10-K for the year ended December 31, 2007
Filed on April 14, 2008
File No. 000-26573

Ladies and Gentlemen:

Thank you for your comment letter dated August 19, 2008 (the “Comment Letter”), with respect to the Form 10-K for the year ended December 31, 2007, the Form 10-Q for the quarter ended March 31, 2008 and the Form 10-Q for the six months ended June 30, 2008.  We have filed our revised Form 10-K/A and Forms 10-Q/A of Physical Property Holdings Inc., a Delaware corporation (the “Company”), which incorporate our responses to your comments, and this letter sets forth each of your comments with our responses below.

FORM 10-K FOR THE YEAR ENDED DECEMBER 31, 2007

Financial Statements and Notes

Consolidated Statement of Cash Flows

1.
We read your response to comment three.  Please expand your response to clearly explain the nature of the specific transactions with your shareholder that resulted in the net cash outflow during 2007.  Also confirm that in future filings, these types of transactions will be disclosed in your related party footnote.  Refer to SFAS 57.

Response 1: The net repayment of HK$2,763,000 included in cash flows from investing activities during the year represented total repayment to the stockholder amounting to HK$4,115,000, total advances from the stockholder amounting to HK$1,449,000, rental income received by the stockholder on behalf of the Company amounting to HK$112,000 and expenses paid by the stockholder on behalf of the Company amounting to HK$15,000.

We confirm that in future filings, these types of transactions will be disclosed in our related party footnote per paragraph 18 of SFAS 95.

Basis of Presentation

2.
We have reviewed your response to comment four.  Please confirm that in future filings you will revise your disclosure to clarify that the transaction was accounted for as a merger of entities under common control.  Also, to the extent that the settlement of the liability was separate from the common control merger, clarify how you determined the HK$1.4 value ascribed to the shares issued.

Response 2: We confirm that in future filings, we will revise our disclosure to clarify that the transaction was accounted for as a merger of entities under common control.

Regarding the settlement of liability, which was separate from the common control merger, the HK$1.4 per share ascribed to the shares issued was determined by dividing HK$4,660,629, representing the book value of the amount due to the stockholder as of the date of the transaction by 3,328,070 shares issued to the stockholder.

Certifications

3.
We note that your amended certifications were not filed in the exact form as outlined in Item 601(B)(31)(i) of Regulation S-K.  Some of the discrepancies include the identification of the certifying individual at the beginning of the certification also includes the title of the certifying individual, replacing the word “report” with “annual report” in paragraph 2, 3 and 4(a), omission of paragraph 4(b) and the inclusion of the phrase “(all of which do not apply).”  Please amend you annual report and your quarterly report as of March 31, 2008 on Form 10-Q to file certifications in the exact form as outlined in Item 601(B)(31)(i) of Regulation S-K.  Please note that you may file an abbreviated amendment that consists of cover page, explanatory note, signature page and the certification.

Response 3: We have amended our annual report on Form 10-K/A for the year ended December 31, 2008 and quarterly report on Form 10-Q/A for the period ended March 31, 2008 to include certifications in the exact form as outlined in Item 601(b)(31)(i).  Abbreviated amendments consisting of a cover page, explanatory note, signature page and certifications have been filed on the EDGAR system.

FORM 10-Q FOR THE SIX MONTHS ENDED JUNE 30, 2008

Item 4(A) – Controls and Procedures

4.
Please advise us why you included the qualifying language “to the best of their knowledge” in management’s assessment of the effectiveness of disclosure controls and procedures.  To the extent that you concluded the design and operation of your disclosure controls and procedures are effective without qualification, please exclude the above or any other qualifying language in your disclosure.

Response 4: The inclusion of the language “to the best of their knowledge” in management’s assessment of the effectiveness of disclosure controls and procedures was a clerical error.  This qualifying language was removed from Item 4(A) in our Amendment No. 1 to Form 10-Q/A for the six months ended June 30, 2008 that was filed with the Commission.

In connection with responding to these comments, we acknowledge that:

•	The company is responsible for the adequacy and accuracy of the disclosure in the filings;
•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and
•	The company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please let us know if you have any further questions.  We would appreciate if you would advise us at your earliest convenience if any further changes may be necessary to our filings.

Sincerely,

/s/ Ngai Keung Luk
Ngai Keung Luk
Chairman and Chief Executive Officer

cc:  Harold H. Martin, Esq.

Enclosures